Exhibit 99.1

Ctrip Reports Unaudited First Quarter of 2016 Financial Results

Shanghai, China, June 15, 2016 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2016.

Highlights for the First Quarter of 2016

•                      Net revenues were RMB4.2 billion (US$648 million) for the first quarter of 2016, up 80% year-on-year.

•                      Accommodation reservation revenues increased 70% year-on-year, reaching RMB1.6 billion (US$250 million) for the first quarter of 2016.

•                      Transportation ticketing revenues increased 106% year-on-year, reaching RMB1.9 billion (US$302 million) for the first quarter of 2016.

•                      Gross margin was 73% for the first quarter of 2016, compared to 70% in the same period in 2015, and remained consistent with the previous quarter.

•                      Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB257 million (US$40 million), compared to RMB33 million (US$5 million) in the same period in 2015.

“The first quarter of 2016 was a great quarter. Our team did an excellent job growing revenue and improving margins,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip.  “Going forward, we plan to devote more resources to innovation and outbound travel to build a solid foundation for our sustainable long-term growth.”

First Quarter of 2016 Financial Results and Business Updates

For the first quarter of 2016, Ctrip reported total revenues of RMB4.4 billion (US$682 million), representing an 80% increase from the same period in 2015 and a 45% increase from the previous quarter, primarily due to the consolidation of the financial results of Qunar Cayman Islands Limited (“Qunar”) starting from December 31, 2015.

Accommodation reservation revenues for the first quarter of 2016 were RMB1.6 billion (US$250 million), representing a 70% increase from the same period in 2015 and a 36% increase from the previous quarter, primarily driven by an increase in accommodation reservation volume and the consolidation of Qunar’s financial results since December 31, 2015.

Transportation ticketing revenues for the first quarter of 2016 were RMB1.9 billion (US$302 million), representing a 106% increase from the same period in 2015 and a 57% increase from the previous quarter, primarily driven by an increase in ticketing volume and the consolidation of Qunar’s financial results since December 31, 2015.

Packaged-tour revenues for the first quarter of 2016 were RMB556 million (US$86 million), representing a 41% increase from the same period in 2015 and a 59% increase from the previous quarter, primarily driven by an increase in volume growth of organized tours and self-guided tours.

Corporate travel revenues for the first quarter of 2016 were RMB116 million (US$18 million), representing a 25% increase from the same period in 2015, primarily driven by increased corporate travel demand from business activities. Corporate travel revenues decreased by 15% from the previous quarter, primarily due to seasonality.

For the first quarter of 2016, net revenues were RMB4.2 billion (US$648 million), representing an 80% increase from the same period in 2015. Net revenues for the first quarter of 2016 increased by 45% from the previous quarter.

Gross margin was 73% for the first quarter of 2016, compared to 70% in the same period in 2015 and remained consistent with the previous quarter.

Product development expenses for the first quarter of 2016 increased by 196% to RMB2.4 billion (US$372 million) from the same period in 2015 and increased by 179% from the previous quarter, primarily due to the one time transaction related share-based compensation charges as well as the consolidation of Qunar’s financial results since December 31, 2015. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 32% of the net revenues, which remained consistent with the same period in 2015 and increased from 27% in the previous quarter, primarily due to an increase in expenses relating to product development personnel and the consolidation of Qunar’s financial results since December 31, 2015.

Sales and marketing expenses for the first quarter of 2016 increased by 114% to RMB1.5 billion (US$239 million) from the same period in 2015 and increased by 82% from the previous quarter, primarily due to the one time transaction related share-based compensation charges as well as the consolidation of Qunar’s financial results since December 31, 2015. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 33% of the net revenues, which increased from 30% in the same period in 2015 and 29% in the previous quarter, primarily due to the consolidation of Qunar’s financial results since December 31, 2015.

General and administrative expenses for the first quarter of 2016 increased by 258% to RMB929 million (US$144 million) from the same period in 2015 and 203% from the previous quarter, primarily due to the one time transaction related share-based compensation charges as well as the consolidation of Qunar’s financial results since December 31, 2015. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, which remained consistent with the same period in 2015 and increased from 7% in the previous quarter.

Loss from operations for the first quarter of 2016 was RMB1.8 billion (US$283million), compared to loss of RMB180 million (US$29 million) in the same period in 2015 and income from operations of RMB95 million (US$15 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB8 million (US$1 million), compared to loss of RMB21 million (US$3 million) in the same period in 2015 and income of RMB292 million (US$45 million) in the previous quarter.

Operating margin was -44% for the first quarter of 2016, compared to -8% in the same period in 2015, and 3% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 0%, compared to -1% in the same period in 2015 and 10% in the previous quarter.

Income tax expense for the first quarter of 2016 was RMB94 million (US$15 million), compared to RMB6 million (US$1 million) in the same period of 2015 and RMB71 million (US$11 million) in the previous quarter.

Net loss attributable to Ctrip’s shareholders for the first quarter of 2016 was RMB1.6 billion (US$245 million), compared to net loss of RMB126 million (US$20 million) in the same period in 2015 and net income of RMB76 million (US$12 million) in the previous quarter, mainly due to the consolidation of Qunar’s net loss of RMB1.1 billion (US$167 million). Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB257 million (US$40 million), compared to RMB33 million (US$5 million) in the same period in 2015 and RMB272 million (US$42 million) in the previous quarter.

Diluted earnings per ADS were RMB-3.49 (US$-0.54) for the first quarter of 2016. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB0.57 (US$0.09) for the first quarter of 2015.

As of March 31, 2016, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB20.9 billion (US$3.2 billion).

In the first quarter of 2016, Ctrip recognized share-based compensation charges of RMB1.8 billion (US$285 million). The increase of share-based compensation charges is primarily due to the consolidation of Qunar’s share-based compensation charges and the one time transaction related share-based compensation charges.

Business Outlook

For the second quarter of 2016, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 70-75%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on June 15, 2016 (or 7:00AM on June 16, 2016 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month on this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.219.3192, International dial-in number +1.617.597.5412, Passcode 39492245#. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PMH6NTJ6D

A telephone replay of the call will be available after the conclusion of the conference call until June 22, 2016. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 60335287.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2016 and 2015. Net commission earned is calculated by deducting from the revenues the cost of transactions in which the Company undertakes majority of the business risks. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	19,215,674,674	12,405,654,720	1,923,953,896
Restricted cash	2,286,882,592	2,417,966,589	374,994,818
Short-term investment	8,235,785,516	6,046,785,842	937,776,961
Accounts receivable, net	3,150,768,364	2,797,741,510	433,892,914
Prepayments and other current assets	7,711,757,285	6,461,434,493	1,002,083,513

Total current assets	40,600,868,431	30,129,583,154	4,672,702,102

Long-term deposits and prepayments	486,785,968	685,506,608	106,313,060
Land use rights	102,328,181	101,632,329	15,761,838
Property, equipment and software	5,555,959,499	5,562,976,976	862,744,568
Investment	13,870,523,498	14,743,122,934	2,286,464,475
Goodwill	45,690,440,903	46,440,453,882	7,202,303,642
Intangible assets	11,007,915,171	10,947,068,997	1,697,746,433
Other long-term receviables	1,122,435,740	912,448,425	141,508,751
Deferred tax assets, non-current	405,334,569	445,749,505	69,129,886

Total assets	118,842,591,960	109,968,542,810	17,054,674,755

LIABILITIES
Current liabilities:
Short-term Debt	12,710,213,398	11,496,943,520	1,783,024,739
Accounts payable	5,944,501,681	6,054,256,191	938,935,513
Salary and welfare payable	1,196,691,839	1,049,986,615	162,839,115
Taxes payable	1,641,379,425	1,326,151,122	205,668,598
Advances from customers	5,955,827,306	4,402,731,865	682,805,810
Accrued liability for customer reward program	593,346,816	621,644,908	96,408,950
Other payables and accruals	5,624,133,603	2,571,304,434	398,775,504

Total current liabilities	33,666,094,068	27,523,018,655	4,268,458,229

Deferred tax liabilities, non-current	3,045,259,390	3,030,371,251	469,970,728
Long-term Debt	18,354,608,260	19,157,574,462	2,971,087,851
Other long-term Liabilities	91,702,261	94,737,850	14,692,595

Total liabilities	55,157,663,979	49,805,702,218	7,724,209,403

SHAREHOLDERS’ EQUITY
Share capital	4,121,245	4,550,789	705,768
Additional paid-in capital	37,991,678,952	50,701,098,505	7,863,073,589
Statutory reserves	168,940,969	168,940,969	26,200,522
Accumulated other comprehensive income	560,077,281	648,866,557	100,630,670
Retained Earnings	8,198,838,659	6,620,154,568	1,026,698,909
Treasury stock	(2,372,927,372)	(2,287,415,685)	(354,748,090)

Total Ctrip’s shareholders’ equity	44,550,729,734	55,856,195,703	8,662,561,368

Noncontrolling interests	19,134,198,247	4,306,644,889	667,903,984

Total shareholders’ equity	63,684,927,981	60,162,840,592	9,330,465,352

Total liabilities and shareholders’ equity	118,842,591,960	109,968,542,810	17,054,674,755

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2015	December 31, 2015	March 31, 2016	March 31, 2016
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation	951,779,930	1,187,217,738	1,614,031,154	250,315,005
Transportation ticketing	947,907,791	1,244,438,719	1,949,003,126	302,264,753
Packaged tour	395,912,244	349,554,765	556,495,540	86,305,140
Corporate travel	92,713,417	135,773,015	115,632,061	17,933,012
Others	54,989,178	115,402,073	163,979,409	25,431,050

Total revenues	2,443,302,560	3,032,386,310	4,399,141,290	682,248,960

Less: business tax and related surcharges	(128,526,318)	(158,331,192)	(221,134,734)	(34,295,089)

Net revenues	2,314,776,242	2,874,055,118	4,178,006,556	647,953,871

Cost of revenues	(704,606,314)	(763,236,345)	(1,135,944,483)	(176,170,050)

Gross profit	1,610,169,928	2,110,818,773	3,042,062,073	471,783,821

Operating expenses:
Product development *	(808,446,542)	(860,441,746)	(2,396,921,596)	(371,731,017)
Sales and marketing *	(722,504,606)	(848,674,020)	(1,543,324,251)	(239,349,295)
General and administrative *	(259,486,138)	(306,510,322)	(929,191,857)	(144,105,437)

Total operating expenses	(1,790,437,286)	(2,015,626,088)	(4,869,437,704)	(755,185,749)

(Loss)/ income from operations	(180,267,358)	95,192,685	(1,827,375,631)	(283,401,928)

Interest income	62,633,910	124,921,975	190,697,649	29,574,697
Interest expense	(53,078,347)	(95,168,377)	(158,107,727)	(24,520,429)
Other (expense)/income	(15,496,474)	90,854,149	318,195,868	49,347,994

(Loss)/ income before income tax expense and equity in income	(186,208,269)	215,800,432	(1,476,589,841)	(228,999,666)

Income tax expense	(6,289,394)	(71,482,684)	(93,531,478)	(14,505,502)
Equity in loss/ (income) of affiliates	9,391,560	(94,569,524)	(107,909,642)	(16,735,366)

Net (loss)/income	(183,106,103)	49,748,224	(1,678,030,961)	(260,240,534)

Less: Net loss attributable to noncontrolling interests	57,119,422	25,979,638	99,346,870	15,407,393

Net (loss)/ income attributable to Ctrip’s shareholders	(125,986,681)	75,727,862	(1,578,684,091)	(244,833,141)

Comprehensive loss attributable to Ctrip’s shareholders	(245,666,783)	(145,866,588)	(1,489,894,815)	(231,063,092)

Earnings per ordinary share
- Basic	(3.58)	1.69	(27.90)	(4.33)
- Diluted	(3.58)	1.54	(27.90)	(4.33)

Earnings per ADS **
- Basic	(0.45)	0.21	(3.49)	(0.54)
- Diluted	(0.45)	0.19	(3.49)	(0.54)

Weighted average ordinary shares outstanding
- Basic	35,178,644	44,732,540	56,591,142	56,591,142
- Diluted	35,178,644	49,370,393	56,591,142	56,591,142

* Share-based compensation charges included are as follows:
Product development	69,471,054	86,925,299	1,071,652,534	166,199,214
Sales and marketing	17,634,267	17,849,767	184,425,162	28,601,917
General and administrative	71,805,377	91,711,157	579,558,336	89,881,876

**On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended March 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Product development	(2,396,921,596)	57%	1,071,652,534	26%	(1,325,269,062)	32%
Sales and marketing	(1,543,324,251)	37%	184,425,162	4%	(1,358,899,089)	33%
General and administrative	(929,191,857)	22%	579,558,336	14%	(349,633,521)	8%
Total operating expenses	(4,869,437,704)	117%	1,835,636,032	44%	(3,033,801,672)	73%

Loss/(income) from operations	(1,827,375,631)	-44%	1,835,636,032	44%	8,260,401	0%

Net loss/(income) attributable to Ctrip’s shareholders	(1,578,684,091)	-38%	1,835,636,032	44%	256,951,941	6%

Diluted earnings per ordinary share (RMB)	(27.90)		32.44		4.54

Diluted earnings per ADS (RMB)	(3.49)		4.06		0.57

Diluted earnings per ADS (USD)	(0.54)		0.63		0.09

	Quarter Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(860,441,746)	30%	86,925,299	3%	(773,516,447)	27%
Sales and marketing	(848,674,020)	30%	17,849,767	1%	(830,824,253)	29%
General and administrative	(306,510,322)	11%	91,711,157	3%	(214,799,165)	7%
Total operating expenses	(2,015,626,088)	70%	196,486,223	7%	(1,819,139,865)	63%

Income from operations	95,192,685	3%	196,486,223	7%	291,678,908	10%

Net income attributable to Ctrip’s shareholders	75,727,862	3%	196,486,223	7%	272,214,085	9%

Diluted earnings per ordinary share (RMB)	1.54		3.98		5.52

Diluted earnings per ADS (RMB)	0.19		0.50		0.69

Diluted earnings per ADS (USD)	0.03		0.08		0.11

	Quarter Ended March 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(808,446,542)	35%	69,471,054	3%	(738,975,488)	32%
Sales and marketing	(722,504,606)	31%	17,634,267	1%	(704,870,339)	30%
General and administrative	(259,486,138)	11%	71,805,377	3%	(187,680,761)	8%
Total operating expenses	(1,790,437,286)	77%	158,910,698	7%	(1,631,526,588)	70%

Loss/(income) from operations	(180,267,358)	-8%	158,910,698	7%	(21,356,660)	-1%

Net loss/(income) attributable to Ctrip’s shareholders	(125,986,681)	-5%	158,910,698	7%	32,924,017	2%

Diluted earnings per ordinary share (RMB)	(3.58)		4.52		0.94

Diluted earnings per ADS (RMB)	(0.45)		0.57		0.12

Diluted earnings per ADS (USD)	(0.07)		0.09		0.02

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.4480 on March 31, 2016 published by the Federal Reserve Board.

Notes 2: On November 18, 2015, the Company announced that it would change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.